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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                      CALIFORNIA COASTAL COMMUNITIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   129915203
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                                 (CUSIP Number)

                               December 31, 2006
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            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1 (b)

        [ ] Rule 13d-1 (c)

        [X] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 CUSIP No. 129915203
          ---------------
  ------------------------------------------------------------------------
    1. Names and I.R.S. Identification Nos. (entities only)of above persons. Fursa Alternative Strategies LLC
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    2.   Check the appropriate box if a member of a group (see instructions)
         (a)  [ ]
         (b)  [ ]
  ------------------------------------------------------------------------
    3.   SEC use only

  ------------------------------------------------------------------------
    4.   Citizenship or place of organization
         Delaware
  ------------------------------------------------------------------------

                 5.  Sole voting power
    Number           864,466
    shares       ---------------------------------------------------------
    beneficially 6.  Shared voting power
    owned by         0
    each         ---------------------------------------------------------
    reporting    7.  Sole dispositive power
    person           864,466
                 ---------------------------------------------------------
                 8.  Shared dispositive power
                     0
  ------------------------------------------------------------------------
    9.   Aggregate amount beneficially owned by each reporting person
         864,466
  ------------------------------------------------------------------------
   10.   Check if the aggregate amount in Row (9) excludes certain shares
         (see instructions).                               [ ]
  ------------------------------------------------------------------------
    11.  Percent of class represented by amount in Row (9)
         7.97%
  ------------------------------------------------------------------------
    12.  Type of Reporting Person (see instructions)
         IA
  ------------------------------------------------------------------------




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Item 1(a). Name of Issuer:

           California Coastal Communities Inc. ("Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

           6 Executive Circle, Suite 250
           Irvine, California 92614

Item 2(a). Name of Person Filing:

           Fursa Alternative Strategies LLC

Item 2(b). Address or Principal Business Office or, If None, Residence:

           200 Park Avenue, 54th Floor
           New York, NY 10166-3399

Item 2(c). Citizenship:

           Delaware

Item 2(d). Title of Class of Securities:

           Common Stock, par value $0.05 per share

Item 2(e). CUSIP No.:

           129915203

Item 3. If this statement is filed pursuant to [Section]13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [ ] Bank as defined in section 3(a)(6) of the Act
               (15 U.S.C. 78c).

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

           (e) [X] An investment adviser in accordance with [Section] 240.13d-1(b)(1)(ii)(E);



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           (f) [ ] An employee benefit plan or endowment fund in accordance with
               [Section] 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with [Section] 240.13d- 1(b)(1)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with [Section] 240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

           (a) Amount beneficially owned: 864,466

           (b) Percent of class: 7.97%

           (c) Number of shares as to which such person has:

               (i) Sole power to direct the vote: 864,466
               (ii) Shared power to direct the vote:  0
               (iii) Sole power to dispose or direct the disposition of: 864,466
               (iv) Shared power to dispose or direct the disposition of:  0

Item 5.    Ownership of 5 Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

Item 6.    Ownership of More than 5 Percent on Behalf of Another Person.

           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

           Not applicable

Item 8.    Identification and Classification of Members of the Group.

           Not applicable




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Item 9.    Notice of Dissolution of Group.

           Not applicable

Item 10.   Certifications

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Fursa Alternative Strategies LLC

Date: February 14, 2007                 By: /s/ William F. Harley III
                                        -----------------------------------
                                        William F. Harley III
                                        Chief Investment Officer





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